

July 31, 2009

Mr. Michael Lee
Chief Financial Officer
China YouTV Corp.
8th floor, MeiLinDaSha, Ji 2
GongTi Road, East
Beijing, China 10027

> **Re:** **China YouTV Corp.**
> **Form 10-K for Fiscal Year Ended June 30, 2008**
> **Filed October 3, 2008**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2009**
> **Filed May 13, 2009**
> **Response Letter Dated July 7, 2009**
> **Response Letter Dated July 24, 2009**
> **File No. 001-32984**

Dear Mr. Lee:

We have reviewed your response letter dated and have the following comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-Q for the Quarterly Period Ended March 31, 2009

1. In your response to our prior comment number two we note your proposed disclosure states there have been no "significant" changes in your internal controls. Please note that the significance of a change is not contemplated as a factor in satisfying the disclosure requirements of Item 308(c) of Regulation S-K.

    We also note in your response you state there have been no changes "during the fourth quarter of [your] 2008 fiscal year…" Please note that the disclosure of the changes in internal control over financial reporting required by Item 308(c) of Regulation S-K should address those changes that occurred during your most recent fiscal quarter. In relation to your Form 10-Q filed on May 13, 2009, this would pertain to the quarterly period ended March 31, 2009, and not the fourth quarter of your 2008 fiscal year.

Please modify your disclosure to address the most recent fiscal quarter and remove reference to "significant" changes in your internal controls. If true, you may disclose that during the quarterly period ended March 31, 2009, there have been no changes that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Please file your modified disclosure with your amended Form 10-Q for the quarterly period ended March 31, 2009. Please also ensure your amended Form 10-Q includes all other modifications addressed in our prior comment letters.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact James Giugliano at (202) 551-3319, or John Cannarella at (202) 551-3337, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

W. Bradshaw Skinner
Sr. Asst. Chief Accountant